Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160400

PROSPECTUS

2,173,659 Shares of Common Stock

This prospectus relates to shares of our common stock that will be sold by the selling stockholders named in this prospectus.  We will not receive any of the proceeds from the sale or other disposition of those shares.

Our common stock is traded on the Nasdaq Global Market under the symbol “BMTI.”  On June 29, 2009, the last reported sales price for our common stock on the Nasdaq Global Market was $9.41 per share.

The selling stockholders or their pledgees, donees, transferees or successors-in-interest may offer and sell or otherwise dispose of the shares of common stock described in this prospectus from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.  The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of shares.  We will bear all other costs, expenses and fees in connection with the registration of the shares.  See “Plan of Distribution” beginning on page 23 for more information about how the selling stockholders may sell or dispose of their shares of common stock.

See “Risk Factors” beginning on page 3 of this Prospectus for factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is July 10, 2009

TABLE OF CONTENTS

Special Note Regarding Forward-Looking Statements	i

Prospectus Summary	1

Risk Factors	3

Use of Proceeds	21

Selling Stockholders	21

Plan of Distribution	23

Description of Capital Stock	25

Where You Can Find More Information	27

Incorporation of Certain Documents by Reference	27

Legal Matters	28

Experts	28

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act.  We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.  Forward-looking statements provide our current expectations and forecasts about future events.

Forward-looking statements include statements regarding our future results of operations and financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations.  The words “may,” “continue,” “estimate,” “intend,” “plan,” “will,” “believe,” “project,” “expect,” “anticipate” and similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.

These forward-looking statements include, among other things, statements about:

•	success, advancement and timing of clinical trials and studies and eventual regulatory approval of our product candidates or other new product introductions;

•	market acceptance of and demand for our product candidates;

•	regulatory actions that could adversely affect the price of or demand for our approved products;

•	our intellectual property portfolio and licensing strategy;

•	our marketing and manufacturing capacity and strategy;

•	estimates regarding our capital requirements, and anticipated timing of the need for additional funds;

•	product liability claims;

•	economic conditions that could adversely affect the level of demand for our product candidates;

•	financial markets, including the market for auction rate securities;

•	the competitive environment; and

•	the current economic downturn.

Any or all of our forward-looking statements may turn out to be inaccurate.  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.  Forward-looking statements may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described in “Risk Factors.”  In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances contained in this prospectus may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.

You should read this prospectus with the understanding that our actual future results may be materially different from what we expect.  We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

In addition, our past results are not necessarily indicative of our future results.  We discuss these and other uncertainties in the “Risk Factors” section of this prospectus beginning on page 3, in our Annual Report on Form 10-K for the year ended December 31, 2008, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, as well as in any future filings we may make that may be incorporated by reference herein.  For information on the documents we are incorporating by reference and how to obtain a copy, please see “Where You Can Find More Information” in this prospectus.  Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise.

i

PROSPECTUS SUMMARY

The Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will update automatically, supplement and/or supersede this information.  Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement.  Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.  You should read the detailed information regarding our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus or incorporated herein by reference.  References in this prospectus to “our company,” “we,” “our,” and “us” refer to BioMimetic Therapeutics, Inc.

Our Business

BioMimetic Therapeutics, Inc. develops and commercializes innovative products to help stimulate the body’s natural tissue regenerative process.  We believe our protein therapeutic-device combination products have the potential to significantly improve the treatment of musculoskeletal injuries and conditions affecting bones, tendons, ligaments and cartilage.  Our platform regenerative technology, which incorporates a potent version of one of the body’s natural key stimulators of tissue repair, may offer physicians advanced biological solutions to actively stimulate tissue healing and regeneration.

We have already demonstrated that this technology is safe and effective in stimulating bone and periodontal regeneration in the jaws with the U.S. and Canadian regulatory approvals of our first product, GEM 21S® Growth-factor Enhanced Matrix.  With the divestiture of GEM 21S in January 2008, we are now focused on developing this technology to stimulate tissue healing in orthopedic applications (such as certain types of bone fractures or fusions of the bones in the foot and ankle to eliminate chronic pain from trauma or arthritis), and potentially spine and sports injury applications.  Our current product candidates use the same key stimulator as GEM 21S, and are designed to target a broad range of clinical indications in bone, ligament, tendon and cartilage repair.

We currently have seven orthopedic clinical studies that are completed or are under way which seek to demonstrate the safety, clinical utility and/or efficacy of our product candidates in the pipeline, including our lead orthopedic product candidate Augment™ Bone Graft (“Augment”), formerly GEM OS1 bone graft, in treating bone defects and injuries.  In addition, we have pre-clinical programs focused on the development of treatments for bone defects in the spine and various sports injury applications, including those requiring ligament, tendon and cartilage repair.

We have reported the results of a number of these studies, and those studies suggest that our platform technology may be effective in our target applications.  If successful, we expect these clinical studies should lead to regulatory approval of our regenerative product candidates in the United States, Canada and Europe.  If approved by the appropriate regulatory authorities, we believe that our product candidates will offer new, effective and less invasive treatment options in orthopedics, spine and sports related injuries to improve the quality of life for millions of patients suffering injuries or deterioration of bones, ligaments, tendons and cartilage.

According to the National Bureau of Economic Research, the U.S. economy has been in a recession since December 2007.  This economic downturn and the ensuing instability of markets have impacted us by making it difficult to resolve the liquidity issues relating to our auction rate securities (“ARS”) investments.  Since the collapse of the ARS market in February 2008, we had been unable to liquidate the $60.0 million par value in ARS investments that we held as of December 31, 2008.  In April 2009, however, we were able to sell two of our ARS investments and two of our ARS investments were redeemed by their respective issuers, representing ARS investments with an aggregate par value of $11.9 million, for aggregate proceeds equal to $10.9 million.  Accordingly, as of June 25, 2009, we held ARS instruments with a $37.2 million fair market value based on the March 31, 2009 valuation.

Furthermore, our general business strategy may be further adversely affected if the current economic conditions deteriorate further, or do not improve.  For example, the economy may impact the demand for elective medical procedures that we are targeting with our product candidates, or may impact the pricing that we may set for our products.  However, since our anticipated product launch in the U.S. for our lead product candidate remains over a year away, the impact of the current recession on commercial markets for that product remains uncertain.

We have responded to the current economic crisis by investing our cash and cash equivalents and our short-term investments conservatively, securing a short-term credit facility to provide some liquidity for our ARS investments, and initiating cost reduction measures such as scaling back growth in staff to conserve cash and manage expenses.  In addition, to the extent possible given contractual commitments, in order to postpone major expenses, the developer has revised the construction schedule related to a new manufacturing facility that is being built in the same complex as our headquarters in Franklin, Tennessee, which we have leased.  We have also delayed certain equipment purchases for that facility.  We expect to move certain of our manufacturing operations to the new facility once construction is completed.  Also, we have filed an arbitration claim against Deutsche Bank Securities, Inc. (“DBSI”) seeking to force them to repurchase the illiquid ARS investments that they purchased on our behalf in managing our discretionary cash management account.

We are incorporated under the laws of the State of Delaware.  Our principal executive offices are located at 389 Nichol Mill Lane, Franklin, Tennessee  37067, and our telephone number is (615) 844-1280.  Our website is www.biomimetics.com.  The information on our website does not constitute part of this prospectus and should not be relied upon in connection with making any investment in our securities.

Recent Developments

On June 22, 2009, the offering period of our rights offering expired.  On June 23, 2009, we announced that we had received subscriptions for all of the shares purchasable in the offering and the rights offering was oversubscribed by our stockholders.  As a result of the rights offering, on June 25, 2009, we issued 1,656,594 shares of our common stock, at a subscription price of $8.50 per share and for gross proceeds of approximately $14.1 million, to the holders of record as of the close of business on April 21, 2009 who exercised their rights pursuant to the basic and over-subscription privileges.  After the closing of the rights offering, we sold 343,406 shares of our common stock to Novo A/S for $8.50 per share and for gross proceeds of approximately $2.9 million in a private placement.  We received gross proceeds of approximately $17.0 million in the rights offering and the private transaction with Novo A/S.  We intend to use the proceeds, after payment of fees and expenses incurred in connection therewith, for general corporate purposes, including to fund additional product development and potential commercialization activities.  The sale of the shares to Novo A/S was exempt from registration pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(2) of the Securities Act.
.

RISK FACTORS

Investing in our securities involves a high degree of risk.  You should carefully consider the specific risks described below, the risks described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 and any risks described in our other filings with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, before making an investment decision.  See the section of this prospectus entitled “Where You Can Find More Information.” Any of the risks we describe below or in the information incorporated herein by reference could cause our business, financial condition, or operating results to suffer.  The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events.  You could lose all or part of your investment.  Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, or operating results.  Some of the statements in this section of the prospectus are forward-looking statements.  For more information about forward-looking statements, please see the section of this prospectus entitled “Special Note Regarding Forward-Looking Statements.”

Risks Relating to the Ownership of Our Common Stock

We expect that the price of our common stock will be highly volatile.

Prior to our initial public offering (“IPO”) in May 2006, there was no public market for our common stock.  An active and liquid trading market for our common stock may not be sustained.  The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable.  Moreover, we cannot assure you that any securities analysts will initiate or maintain research coverage of our company and our common stock.

The trading prices of the securities of medical technology and biotechnology companies have been highly volatile.  Accordingly, the trading price of our common stock is likely to be subject to wide fluctuations.  Factors that could affect the trading price of our common stock include, among other things:

•	whether we receive FDA approval to market any of our product candidates in the United States or similar regulatory approval in foreign jurisdictions;

•	whether we successfully commercialize any approved product in the future;

•	developments relating to patents, proprietary rights and potential infringement;

•	announcements by us or our competitors of technological innovations or new commercial products;

•	reimbursement policies of various governmental and third party payers;

•	public concern over the safety and efficacy of GEM 21S or any of our product candidates;

•	changes in estimates of our revenue and operating results;

•	variances in our revenue or operating results from forecasts or projections;

•	recommendations of securities analysts regarding investment in our stock;

•	our ability to maintain and/or raise sufficient capital to fund our operations until we are able to commercialize a product candidate and become profitable; and

•	market conditions in our industry and the current economic downturn as a whole.

If our future quarterly or annual operating results are below the expectations of securities analysts or investors, the price of our common stock will likely decline.  In addition, share price fluctuations may be exaggerated if the trading volume of our common stock is low.

From time to time, we estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development goals or milestones.  These milestones may include the commencement or completion of scientific studies and clinical trials and the submission of regulatory filings.  From time to time, we expect that we will publicly announce the anticipated timing of some of these milestones.  All of these milestones are based on a variety of assumptions.  The actual timing of these milestones can vary dramatically compared to our estimates, in some cases for reasons beyond our control.  If we do not meet these milestones as publicly announced, our stock price may decline and the commercialization of our product candidates may be delayed.

Future sales of our common stock by existing stockholders could cause our stock price to decline.

The market price of our common stock could drop significantly if our existing stockholders sell a large number of shares of our common stock or are perceived by the market as intending to sell them.  All of the shares sold in our May 2006 IPO and in our February 2007 secondary offering were freely tradable without restriction or further registration under the federal securities laws, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act.  We expect that we also will be required to register any securities sold in future private financings.  In addition, all of our common stock issued prior to our IPO is freely tradable without restriction or further registration under the federal securities laws, unless owned by our affiliates.  Furthermore, as of June 25, 2009, holders of approximately 3,705,385 shares of our common stock had piggyback registration rights with respect to their shares in connection with future offerings. Those registration rights will expire upon the earlier of the transfer of those shares by the holder of the rights or the fifth anniversary of our IPO which will occur in May 2011.  Sales by stockholders of substantial amounts of our shares, including sales by Novo A/S or InterWest Partners X, L.P., InterWest Partners VII, L.P. and their respective affiliates, or the perception that these sales may occur in the future, could affect materially and adversely the market price of our common stock.

As of June 25, 2009, there were options issued and outstanding to purchase 2,684,395 shares of our common stock with a weighted average exercise price of $9.11.  Also at June 25, 2009, there were 582,600 options remaining available for future for issuance of options under our stock option plan.

Our executive officers, directors and their affiliates maintain the ability to substantially influence all matters submitted to stockholders for approval.

As of June 25, 2009, our executive officers and directors, and affiliates of our directors, beneficially owned shares representing approximately 17.7% of our capital stock. This includes 941,177 shares of our common stock that we sold to InterWest Partners X, L.P. on April 7, 2009 for an aggregate purchase price of approximately $8.0 million, or $8.50 per share.  Chris Ehrlich, who is one of our directors, is an affiliate of InterWest Partners X, L.P. and its affiliates.  This also includes 343,406 shares of our common stock that we sold to Novo A/S on June 25, 2009 after the closing of our rights offering for an aggregate purchase price equal to approximately $2.9 million, or 8.50 per share, the same purchase price as the shares purchased in connection with the rights offering.  Novo A/S owned approximately 17.2% of our outstanding common stock as of June 25, 2009.  Thorkil Christensen, who is one of our directors, is the chief financial officer of Novo A/S.

Accordingly, our current executive officers, directors, and their affiliates, and Novo A/S have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions, as well as management and affairs.  This concentration of ownership may delay or prevent a change in control of us at a premium price if these stockholders oppose it, even if it would benefit our other stockholders.

Provisions in our charter documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us.

Provisions of our corporate charter and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares.  These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management.  These provisions include:

•	a classified board of directors;

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings; and

•	the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates and associates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.  For example, Novo A/S owns more than 15% of our voting stock and is an interested stockholder under Section 203.  Accordingly, the Delaware General Corporation law requires that we have the consent of 66 2/3% of our stockholders, other than Novo A/S and its affiliates, before we enter into certain transactions with Novo A/S.  Section 203 may discourage, delay or prevent a change in control of our company.

Risks Related to Our Business

Current economic conditions could adversely affect our operations.

According to the National Bureau of Economic Research, the U.S. economy has been in a recession since December 2007.  This economic downturn and the instability of markets have made the business climate more volatile and more costly.  Consequently, our general business strategy may be adversely affected by unpredictable and unstable market conditions.  If the current equity and credit markets deteriorate further, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive.

While we believe our existing cash and investments, in addition to expected milestone receipts, will be sufficient to meet our anticipated cash requirements at least through the third quarter of 2010, a more radical economic downturn or increase in our expenses could require us to seek additional financing on less than attractive rates or on terms that are excessively dilutive to existing stockholders.  Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price, and could require us to delay or abandon product development plans or plans to acquire additional technology.

There is a risk that one or more of our suppliers, clinical investigators, consultants and other partners may encounter difficulties during these challenging economic times, which would directly affect our ability to attain our operating goals on schedule and on budget.

The current conditions may also adversely affect our potential customers, including patients, medical professionals and their practices, hospitals and other health care providers.  These conditions may also impact the overall amount spent on healthcare generally.  This could result in a decrease in the demand for our products, longer sales cycles, slower adoption of our new technology and increased price competition.

Our product candidates are in various stages of development and may not be developed or commercialized successfully.

Our product candidates are based on technologies that often times have not been used previously in the manner and combination we propose and must compete with more established treatments currently accepted as the standards of care.  Market acceptance of our products will largely depend on our ability to demonstrate their relative safety, efficacy, cost-effectiveness and ease of use.

We are subject to the risk that:

•	the FDA or a foreign regulatory authority finds some or all of our product candidates ineffective or unsafe;

•	we do not receive necessary regulatory approvals;

•	we are unable to get some or all of our product candidates to market in a timely manner;

•	we are not able to produce our product candidates in commercial quantities at reasonable costs; and

•	the patient and physician community does not accept our product candidates.

In addition, our product development programs may be curtailed, redirected, eliminated or delayed at any time for many reasons, including:

•	adverse or ambiguous results;

•	undesirable side effects that delay or extend the trials;

•	inability to locate, recruit, qualify and retain a sufficient number of clinical investigators or patients for our trials;

•	regulatory delays or other regulatory actions;

•	failure to satisfy one or more requirements or restrictions imposed by the FDA as a basis for approving the initiation of a clinical study;

•	difficulties in obtaining sufficient quantities of the particular product candidate or any other components needed for our pre-clinical testing or clinical trials;

•	difficulties in obtaining the necessary regulatory support from our raw materials suppliers to enable us to obtain or maintain regulatory approval to market our product or product candidates; or

•	re-evaluation of our clinical development strategy.

We cannot predict whether we will develop and commercialize successfully any of our product candidates.  If we fail to do so, we will not be able to generate substantial revenue.

Our current product candidates are all based on the same protein, rhPDGF-BB.  If one of our product candidates, or one of another company’s products or product candidates containing rhPDGF-BB or a similar growth factor, reveals safety or fundamental efficacy issues in clinical use or in clinical trials, then the development path for all our other current product candidates may be impacted.

The development of each of our product candidates is based on our understanding of how the protein rhPDGF-BB contributes to the repair of bone and soft tissue.  Soft tissue includes muscles, tendons and ligaments that connect, support or surround the bones and organs of the body.  While there are important differences in each of our product candidates in terms of its purpose, each product candidate focuses on accelerating the repair of musculoskeletal tissue and relies on the ability of rhPDGF-BB to stimulate the body’s natural healing processes.

Since we are developing our product candidates in parallel, if one product candidate has negative clinical trial results or is shown to be ineffective, it may impact the development path or future development of the other product candidates.  If we find that one product candidate is unsafe, it may impact the development of our other product candidates.

If a product or product candidate developed by another company contains the same protein rhPDGF-BB, or a similar growth factor, as our product candidates, and if their product or product candidate reveals safety or fundamental efficacy issues, then the development of our product candidates may be impacted as well.  Likewise, investor perception concerning a potentially negative impact on our product candidates may cause our stock price to decline or may result in stock price volatility.

For example, in March 2008, the FDA issued an “Early Communication” regarding a potential safety issue related to patients who had received repeated treatments with Regranex,® which is a product of Systagenix Wound Management, Inc.  Systagenix acquired the product from Johnson & Johnson in December 2008.  Regranex is composed of rhPDGF-BB in a non-sterile ointment, and had been marketed by Johnson & Johnson since 1997 for the chronic treatment of non-healing diabetic foot ulcers.  Regranex is approved for up to 140 daily applications, in contrast to our product candidates which are used as a single application and for different indications and different patient populations.  In June 2008, the FDA added a warning to the labeling of Regranex that stated that “An increased rate of mortality secondary to malignancy was observed in patients treated with three or more tubes of Regranex Gel in a post-marketing retrospective cohort study.  Regranex Gel should only be used when the benefits can be expected to outweigh the risks.  Regranex gel should be used with caution in patients with known malignancy.”

The FDA Early Communication specifically addressed Regranex use and did not address other rhPDGF-BB containing products, including our product candidates.  Following the FDA’s issuance of the Early Communication, our stock price declined, and other similar announcements may impact our stock price in the future.  In April 2008, the FDA issued a letter to us confirming that our North American Augment pivotal study for the treatment of foot and ankle fusions should continue as designed and that the FDA has taken no action to change the study status, confirming that our IDE study of Augment remains approved by the FDA.

If we fail to meet our obligations under our existing license agreements or fail to enter into new license agreements, our business may be materially adversely impacted.

Our rights to the development, use and marketing of our product candidates are governed by a series of licensing agreements, including those with Harvard and ZymoGenetics.  These license agreements provide us with rights to certain intellectual property created by the licensor, which allow us to develop and commercialize our product candidates.

As part of these agreements, we are required to make payments to the licensors and comply with other obligations as we progress through product development and commercialization.  If we fail to make these payments or satisfy other obligations for any reason, these licenses could be terminated by the licensors, thereby limiting our ability to market our product or limiting our ability to maintain exclusivity with respect to our product or product candidates.  Furthermore, if a dispute arises regarding our obligations under these agreements, our business may be materially adversely impacted.

Our licensors or others may dispute the scope of our rights under any of these licenses.  Additionally, the licensors under these licenses might breach the terms of their respective agreements or fail to prevent infringement of the licensed patents by third parties.  Loss of any of these licenses for any reason could materially harm our financial condition and operating results.

We may need additional licenses to intellectual property owned by third parties in order to commercialize new products.  If we cannot obtain these additional licenses, we may not be able to develop or commercialize these future products.

Our rights to use technologies licensed to us by third parties are not entirely within our control, and we may not be able to produce our product candidates without these technologies.

We depend upon a limited number of specialty suppliers of raw materials.

Our ability to manufacture our product candidates depends on a limited number of specialty suppliers of raw materials.  In particular, we depend upon Novartis to supply us with sufficient quantities of rhPDGF for clinical development activities.  We are obligated to purchase minimum specified quantities of rhPDGF.  Our agreement with Novartis is cancelable under certain circumstances.

We have established certain relationships with β-TCP suppliers and are continuing to evaluate β-TCP products and other matrices from these potential suppliers for use in orthopedic applications.  There is a risk that we will not be able to secure adequate sources of rhPDGF or β-TCP, or other matrices, to meet our clinical needs for our orthopedic applications.

The failure of a supplier to continue to provide us with these materials at a price or quality acceptable to us, or at all, would impede our ability to manufacture our product candidates.  Moreover, our failure to maintain strategic reserve supplies of each significant single-sourced material used to manufacture product candidates that we develop may negatively impact our development and commercialization activities.  If our specialty suppliers cannot perform as agreed, we may not be able to replace them in a timely manner or on terms that are acceptable to us and the production of our product candidates would be interrupted, resulting in delays in clinical trials and additional costs.  We will be required to obtain regulatory clearance from the FDA or foreign regulatory authorities before we can use different suppliers or components.  If we have to switch to replacement suppliers, we may face additional regulatory delays and the manufacture and delivery of our product candidates could be interrupted for an extended period of time, which may delay completion of our clinical trials, regulatory approval of our product candidates or commercialization of any approved products.

We and our suppliers are subject to numerous federal, state and local laws relating to matters, including safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances.  In addition, advertising and promotional materials relating to medical devices are subject to regulation by the Federal Trade Commission in specific instances.  We and our suppliers may be required to incur significant costs to comply with these laws and regulations in the future.  Unanticipated changes in existing regulatory requirements, our failure or the failure of our manufacturers to comply with these requirements, or the adoption of new requirements could delay the development of our product candidates or regulatory approval of our product candidates or successful commercialization of any approved products, resulting in additional losses to us.

We may be unable to establish or enter into the necessary business relationships and agreements with other companies who provide a component critical to the development and commercialization of our product candidates, including intellectual property, raw materials, manufacturing assistance, regulatory assistance and other assistance necessary to develop and market our product candidates successfully.

Our product development programs and potential commercialization of our product candidates will require substantial additional cash to fund expenses.  We rely heavily upon arrangements with third-parties for the raw materials and intellectual property used in the development of our product candidates.  These third parties also provide us with assistance in manufacturing our product candidates and seeking regulatory approvals.  Our strategy includes potentially developing business relationships with other orthopedic or biotechnology companies to assist us in commercializing our product candidates.  We face significant competition in seeking appropriate business relationships, which may be complex and time-consuming to negotiate, document and implement.  We may not be able to enter into any such business relationships or agreements on terms that are acceptable to us, or at all.  If that were to happen, we may have to curtail the development or delay the commercialization of our product candidates.

At this point in time, we do not have an alternative source of rhPDGF.  If we are not able to obtain rhPDGF from Novartis, we will not be able to meet our supply obligations to Luitpold for rhPDGF after our current inventory is depleted.  Based on Luitpold’s current forecasts for its rhPDGF needs and our planned clinical study programs for our product candidates and our anticipated pre-clinical studies, the rhPDGF in our inventory should meet our needs for approximately the next 15 months.  Under the terms of our supply agreement, Novartis is required to support our efforts to establish our production of rhPDGF should it terminate the agreement; however, establishing a manufacturing process to replace Novartis’ will take multiple years and a significant financial investment to complete, if at all, and there is no assurance we would be successful in that effort.  We also may not be able to manufacture any product candidates that contain rhPDGF, including our lead product candidate, Augment, after our current inventory is depleted.

We have limited manufacturing capabilities and manufacturing personnel, and if our manufacturing facilities are unable to provide an adequate supply of products, our growth could be limited and our business could be harmed.

We are moving forward with plans to occupy a new manufacturing facility in the same complex as our headquarters in Franklin, Tennessee.  We intend to move certain steps of the later stages of the manufacturing process of our orthopedic and sports medicine product candidates into that facility, including final formulation, filling the vials that will be packaged in the finished kits, and assembling the kits.  We anticipate that the building shell will be complete in the second half of 2009, and the build out will begin shortly thereafter.  In order to qualify the facility as a GMP manufacturing facility, the build out must be complete, the utility systems, process and testing equipment must be installed and qualified, regulatory filings must be assembled and filed, and regulatory agency inspections must be passed prior to receiving approval.  We anticipate that this process will take approximately two years.

Currently we are utilizing at least four contract facilities to complete the manufacturing, packaging and final product testing for our Augment clinical study kits, and we are using at least three contract facilities to complete the manufacturing, packaging and final product testing for our Augment Injectable clinical study kits.  If there were a disruption to the new manufacturing facility or those of our contract manufacturers, we would have no other means of manufacturing our product candidates until we were able to restore the manufacturing capability at the new facility or develop alternative manufacturing facilities.  If we were unable to produce sufficient quantities of our product candidates for use in our current and planned clinical trials, or if our manufacturing process yields substandard products, our development and commercialization efforts could be delayed.

We have limited resources, facilities and experience to commercially manufacture our product candidates.  In order to produce our product candidates in the quantities that we anticipate will be required to meet future market demand we will need to complete qualification of the commercial scale production process at our contract facilities and at our in-house facility.  There are technical challenges to developing and qualifying commercial-scale manufacturing operations.  Further, building a new facility will require the investment of substantial additional funds as well as hiring and retaining additional management and technical personnel who have the necessary manufacturing experience.  We may not successfully complete the process qualification activities in a timely manner.  This could strain our existing managerial, operational, financial and other resources.  Furthermore, if we fail to manage our growth effectively we may not be able to produce our product candidates in sufficient quantities to meet the future requirements for the product.  If we are unable to manufacture a sufficient supply of any product candidate, our revenues, business and financial prospects would be adversely affected.  In addition, if the in-house production process is not efficient or produces products that do not meet quality and other standards, our future gross margins may decline.

If we are unable to establish adequate sales and marketing capabilities, we may not be able to generate significant revenue and may not become profitable.

We do not have a dedicated sales force and have limited experience in the sales, marketing and distribution of regenerative protein therapeutic-device combination products or drug products.  In order to commercialize our product candidates, we must develop our sales, marketing and distribution capabilities or make arrangements with a third party to perform these functions.  If we are unable to establish adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate significant revenue and may not become profitable.

As a result of any arrangements we may enter into with third parties to perform sales, marketing and distribution services, our product revenues could be lower than if we directly marketed and sold any product candidate that we may develop.  Furthermore, as a result of any marketing and sales arrangements we may enter into with other companies, any revenues received will depend on the skills and efforts of others, and we do not know whether these efforts will be successful.  Some of our future distributors may have products or product candidates that compete with ours, and they may have an incentive not to devote sufficient efforts to marketing our products.  If our relationships with future distributors do not progress as anticipated, or if their sales and marketing strategies fail to generate sales of our products in the future, our business, financial condition and results of operations would be harmed.

The orthopedic product industries are highly competitive and subject to rapid technological change.  If our competitors are better able to develop and market products that are safer and more effective than any products that we may develop, our commercial opportunity will be reduced or eliminated.

Our success depends, in part, upon our ability to maintain a competitive position in the development of technologies and products in the field of biologics.  We face competition from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions in the United States and abroad.  Many of our principal competitors have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do.  Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with, or mergers with or acquisitions by, large and established companies or through the development of novel products and technologies.

Our competitors may:

•	develop and patent processes or products earlier than us;

•	obtain regulatory approvals for competing products more rapidly than us; or

•	develop more effective or less expensive products or technologies that render our technology or product and product candidates obsolete or non-competitive.

The industry in which we operate has undergone, and we expect it to continue to undergo, rapid and significant technological change, and we expect competition to intensify as technological advances are made.  Our competitors may develop and commercialize medical devices, regenerative protein therapeutic-device combination products, biologic products or pharmaceutical products that are safer or more effective, have fewer side effects or are less expensive than any products that we may develop.  For example, we are aware of companies that are developing various other technologies for treating orthopedic injuries and disease, which would compete with our product candidates.  We also compete with our competitors in recruiting and retaining qualified scientific and management personnel, in establishing clinical trial sites and patient registration for clinical trials, and in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

If our product and product candidates do not gain market acceptance among physicians, patients and the medical community, we may be unable to generate significant revenue, if any.

Even if we obtain regulatory approval for any of our product candidates, they may not gain market acceptance among physicians, healthcare payers, patients and the medical community.  Market acceptance will depend on our ability to demonstrate the benefits of our approved products in terms of safety, efficacy, convenience, ease of administration and cost effectiveness.  In addition, we believe market acceptance depends on the effectiveness of our marketing strategy, the pricing of our approved products and the reimbursement policies of government and third party payers.  Physicians may not prescribe our approved products for a variety of reasons and patients may determine for any reason that our product is not useful to them.  If any of our approved products fails to achieve market acceptance, our ability to generate revenue will be limited.

The loss of our key management and scientific personnel may hinder our ability to execute our business plan.

As a small company with 89 employees as of June 25, 2009, our success depends on the continuing contributions of our management team and scientific personnel and on maintaining relationships with the network of medical and academic centers in the United States that conduct our clinical trials.  We depend on the services of our key scientific employees and the principal members of our management staff.  Our success depends in large part upon our ability to attract and retain highly qualified personnel.  We face intense competition in our hiring efforts from other pharmaceutical and biotechnology companies, as well as from universities and nonprofit research organizations, and we may have to pay higher salaries to attract and retain qualified personnel.  In particular, the successful completion of our clinical studies is currently dependent on the services of a single radiologist who analyzes certain data in connection with the studies.  The loss of one or more of these individuals, or our inability to attract additional qualified personnel, could substantially delay the completion of our clinical studies and impair our ability to implement our business plan which will have a material adverse effect on our company.

We face an inherent risk of liability in the event that the use or misuse of our product candidates results in personal injury or death.

The use of our product candidates in clinical trials and the sale of any approved products may expose us to product liability claims which could result in financial losses.  Our clinical and commercial product liability insurance coverage may not be sufficient to cover claims that may be made against us.  In addition, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against losses.  Any claims against us, regardless of their merit, could severely harm our financial condition, strain our management and other resources and adversely impact or eliminate the prospects for commercialization of the product candidate, or sale of the product, which is the subject of any such claim.

Off-label promotion of our products could result in substantial penalties and liabilities.

Upon approval of any of our product candidates, if at all, we will only be permitted to promote the product for the uses indicated on its label, as approved by the FDA.  Off-label use of our product candidates may occur after we receive marketing approval for such products, if at all.  While we do not intend to promote any off-label use, off-label uses of products are common and the FDA does not regulate a physician’s choice of treatment.  The U.S. Attorneys’ offices and other regulators, in addition to the FDA, have recently focused substantial attention on off-label promotional activities and have initiated civil and criminal investigations related to such practices.  If it is determined by these or other regulators that we have promoted our products for off-label use, we could be subject to fines, legal proceedings, injunctions or other penalties and could have a material adverse effect on our business and financial condition.  In addition, off-label use or misuse of any of our product candidates may subject us to additional liability.

If we are sued in a product liability action, we could be forced to pay substantial damages and the attention of our management team may be diverted from operating our business.

We currently manufacture investigational regenerative protein therapeutic-device combination product candidates that are implanted in patients during surgery or injected into patients at the treatment site.  In addition, we are developing additional similar products for additional surgical indications.  As a result, we may be subject to a product liability lawsuit.  In particular, the market for spine products has a history of product liability litigation.  Under past agreements with our former distributor for GEM 21S and agreements with certain suppliers, we indemnify these parties from certain product liability claims.  Any product liability claim brought against us and/or a part that we have indemnified, with or without merit, could result in the increase of our product liability insurance rates or the inability to secure coverage in the future.  In addition, we would have to pay any amount awarded by a court in excess of policy limits.  We maintain product liability insurance in the annual aggregate amount of up to $20 million, although our insurance policies have various exclusions.  Thus, we may be subject to a product liability claim for which we have no insurance coverage, in which case we may have to pay the entire amount of any award.  Even in the absence of a claim, our insurance rates may rise in the future to a point where we may decide not to carry this insurance.  A meritless or unsuccessful product liability claim would be time-consuming and expensive to defend and could result in the diversion of management’s attention from our core business.  A successful product liability claim or series of claims brought against us in excess of our coverage could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Intellectual Property

If we cannot protect our intellectual property, our ability to develop and commercialize our product candidates may be severely limited.

Our success will depend in part on our ability and on the ability of Harvard and ZymoGenetics to maintain and enforce patent protection for the therapeutic uses of rhPDGF.  Without patent protection, other companies could offer substantially identical products for sale without incurring the sizable discovery, development and licensing costs that we have incurred.  Our ability to recover these expenditures and realize profits upon the sale of approved products would then be diminished.

We rely on our own intellectual property, as well as the intellectual property of ZymoGenetics and the intellectual property we co-own with Harvard to provide freedom to operate and to exclude others from developing rhPDGF for the treatment of general bone defects and bone defects associated with advanced periodontal disease, fractures and other indications. We currently own or exclusively license three unexpired U.S. patents covering certain unique aspects of our product candidates. Other patents that covered our product candidates have expired. We do not believe, however that such patent expirations have significantly affected our intellectual property position.

Our license agreements with Harvard and ZymoGenetics provide exclusivity to certain designated patents. The exclusivity under our ZymoGenetics licenses is limited to the periodontal, orthopedic and sports medicine fields. However, if any patent or other rights which we own or exclusively license from ZymoGenetics or Harvard is challenged, a court may determine that the patents are invalid or unenforceable. Even if the validity or enforceability of a patent is upheld by a court, a court may not prevent alleged infringement on the grounds that the activity is not covered by the patent claims. Any litigation, whether to enforce our rights to use our or our licensors’ patents or to defend against allegations that we infringe third-party rights, would be costly and time consuming, and may distract management from other important tasks.

Neither we nor our licensors may be able to obtain additional issued patents relating to our technology. Even if issued, patents may be challenged, narrowed, invalidated, or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. In addition, our patent applications, patents and our licensors’ patents may not afford us protection against competitors with similar technology.  Because patent applications in the United States and many foreign jurisdictions typically are not published until 18 months after filing, or in some cases ever, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in these patent applications.

We also rely on trade secrets, know-how and other proprietary information. We seek to protect this information, in part, through the use of non-disclosure and confidentiality agreements with employees, consultants, advisors and others. These agreements may be breached and we may not have adequate remedies for a breach. In addition, we cannot ensure that these agreements will provide adequate protection for our trade secrets, know-how or other proprietary information and prevent their unauthorized use or disclosure. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to our proposed products, disputes may arise as to the proprietary rights to the information, which may not be resolved in our favor. The risk that other parties may breach confidentiality agreements, or that our trade secrets become known or independently discovered by competitors, could adversely affect us by enabling our competitors, who may have greater experience and financial resources, to copy or use our trade secrets and other proprietary information in the advancement of their products, methods or technologies.

Our success also depends on our ability to operate and commercialize our product candidates without infringing the patents or proprietary rights of others.

Third parties may claim that we or our licensors or suppliers are infringing their patents or are misappropriating their proprietary information.  In the event of a successful claim against us or our licensors or suppliers for infringement of the patents or proprietary rights of others, we may be required to, among other things:

•	pay substantial damages;

•	stop using our technologies;

•	stop certain research and development efforts;

•	develop non-infringing products or methods; or

•	obtain one or more licenses from third parties.

A license required under any such patents or proprietary rights may not be available to us, or may not be available on acceptable terms.  If we or our licensors or suppliers are sued for infringement, we could encounter substantial delays in, or be prohibited from, developing, manufacturing and commercializing our product candidates.

We employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors.  To the extent our employees are involved in research areas that are similar to those areas in which they were involved at their former employers, we may be subject to claims that these employees may have used or disclosed the alleged trade secrets or other proprietary information of the former employers.  Litigation may be necessary to defend against these claims, which could result in substantial costs and be a distraction to management and may have a material adverse effect on us, even if we are successful in defending these claims.

Delays encountered during the FDA approval process could shorten the patent protection period during which we have the exclusive right to commercialize technologies or could allow others to come to market with similar technologies before us.

Regulatory Risks

We are subject to extensive governmental regulation including the requirement of FDA approval or clearance before our product candidates may be marketed.

Both before and after approval or clearance of our product candidates, we, our product candidates, our suppliers, our contract manufacturers and our contract testing laboratories are subject to extensive regulation by governmental authorities in the United States and other countries.  Failure to comply with applicable requirements could result in, among other things, any of the following actions:

•	warning letters;

•	fines and other monetary penalties;

•	unanticipated expenditures;

•	delays in the FDA’s approving or clearing or the FDA’s refusing to approve or clear a product candidate;

•	product recall or seizure;

•	interruption of manufacturing or clinical trials;

•	operating restrictions;

•	injunctions; and

•	criminal prosecutions.

Our product candidates require FDA authorization by means of an approval or clearance prior to marketing.  Some of our product candidates, including Augment and Augment Injectable, are regulated as combination products.  For a combination product, the FDA must determine which center or centers within the FDA will review the product candidate and under what legal authority the product candidate will be reviewed.  For the current indications, Augment is being reviewed by medical device authorities at the Center for Devices and Radiological Health, with participation by the Center for Drug Evaluation and Research.  Augment requires an approved PMA before it can be marketed.  The process of obtaining FDA approval of a PMA is lengthy, expensive, and uncertain, and we cannot be sure that our regenerative protein therapeutic-device combination product candidates regulated by the FDA as medical devices, or any other product candidates, will be approved in a timely fashion, or at all.  If the FDA does not approve or clear our product candidates in a timely fashion, or at all, our business and financial condition may be adversely affected.  We cannot be sure that the FDA will not select a different center and/or different legal authority for our other product candidates, in which case the path to regulatory approval would be different and could be more lengthy and costly.  The review of combination products is often more complex and more time consuming than the review of a product candidate under the jurisdiction of only one center within the FDA.

In addition to the approval and clearance requirements, other numerous and pervasive regulatory requirements apply, both before and after approval or clearance, to us, our product and product candidates, and our suppliers, contract manufacturers, and contract laboratories.  These include requirements related to:

•	testing;

•	manufacturing;

•	quality control;

•	labeling;

•	advertising;

•	promotion;

•	distribution;

•	export;

•	reporting to the FDA adverse experiences associated with use of the product; and

•	obtaining additional approvals or clearances for certain modifications to the products or their labeling or claims.

In November 2005, we received approval from the FDA to commence a feasibility trial with Augment for the treatment of foot and ankle fusions and we completed patient enrollment of 20 patients in July 2006.  In May 2007, we received approval from the FDA to initiate patient enrollment in a pivotal clinical trial of Augment for the treatment of foot and ankle fusions.  Under this approval, in December 2008, we completed enrollment of 436 patients in the study at 37 sites.

We also are subject to inspection by the FDA to determine our compliance with regulatory requirements, as are our suppliers, contract manufacturers, contract testing laboratories and clinical investigators, and we cannot be sure that the FDA will not identify compliance issues that may disrupt production or distribution, require substantial resources to correct or delay clinical development programs.

The FDA’s requirements may change and additional government regulations may be promulgated that could affect us, our product candidates, and our suppliers, contract manufacturers and contract laboratories.  We cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative action.  There can be no assurance that we will not be required to incur significant costs to comply with such laws and regulations in the future or that such laws or regulations will not have a material adverse effect upon our business.

Failure to obtain regulatory approval in foreign jurisdictions will prevent us from marketing our products abroad.

International sales of our product and any of our product candidates that we commercialize are subject to the regulatory requirements of each country in which the products are sold.  Accordingly, the introduction of our product candidates in markets outside the United States will be subject to regulatory approvals in those jurisdictions. The regulatory review process varies from country to country and differs from the U.S. requirements.  Many countries also impose product standards, packaging and labeling requirements and import restrictions on medical devices. We may also be required to perform additional pre-clinical or clinical studies even if the FDA approval has been obtained. In addition, each country has its own tariff regulations, duties and tax requirements. The approval by foreign government authorities is unpredictable and uncertain and can be expensive. Our ability to market our approved products could be substantially limited due to delays in receipt of, or failure to receive, the necessary approvals or clearances.

In Canada, the manufacture, distribution and use of medical devices, drugs and equipment is regulated by a variety of industry-specific statutes and regulations.  Medical products sold in Canada are regulated by the Canadian Food and Drugs Act.  Even though a drug or device may be approved for use in another jurisdiction, it may not be sold in Canada until approved by the national regulatory agency, Health Canada.  Although in May 2006 we received marketing approval from Health Canada to market GEM 21S in Canada, we will need to present data from additional clinical trials to obtain approval for our orthopedic product candidates.  In the second quarter of 2008, we filed a Device License Application (“DLA”) with Health Canada seeking approval to commercialize Augment as a medical device for use in the treatment of foot and ankle fusions.  Although the Augment DLA included certain clinical data relating to the use of Augment in foot and ankle fusions and also included GEM 21S clinical data, we may need to present additional data from other clinical trials to obtain approval for Augment in Canada.  We ultimately may not obtain the approvals necessary to market our product candidates in Canada.

Under EU regulatory systems, GEM 21S is being reviewed and our lead product candidates, Augment and Augment Injectable, may be reviewed as a medicinal product.  Marketing authorization for medicinal products can be submitted under the centralized European Agency for the Evaluation of Medicinal Products or the decentralized mutual recognition process.  It is our understanding that the centralized procedure is mandatory for biotechnology derived products such as GEM 21S, Augment and Augment Injectable.  If a product is approved under the centralized procedure, it receives a single marketing authorization that is valid in all EU member states.  The decentralized process provides for mutual recognition of national approved decisions which allows the holder of an approval from one EU member state to submit an application in other member states requesting that they recognize the approval already granted.  To date, the European Medicines Agency (“EMEA”) has indicated that our Marketing Authorization Application (“MAA”), is not sufficient to gain approval of GEM 21S in the EU.  We may be required to submit additional clinical and manufacturing data to obtain approval of GEM 21S, and there is no assurance that such data will be sufficient to gain approval of GEM 21S.  In addition, our Augment family of product candidates may encounter similar issues, and there can be no assurances that we will obtain EU approval for our product candidates.

The results of our clinical trials may be insufficient to obtain regulatory approval for our product candidates.

We will only receive regulatory approval to commercialize a product candidate if we can demonstrate to the satisfaction of the FDA or the applicable foreign regulatory agency, in well designed and conducted clinical trials, that the product candidate is safe and effective.  If we are unable to demonstrate that a product candidate will be safe and effective in advanced clinical trials involving larger numbers of patients, we will be unable to submit the PMA, NDA or other application necessary to receive regulatory approval to commercialize the product candidate.  We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including approval by the FDA.  We face risks that:

•	the product candidate may not prove to be safe or effective;

•	the product candidate’s benefits may not outweigh its risks;

•	the results from more advanced clinical trials may not confirm the positive results from pre-clinical studies and early clinical trials;

•	the FDA or comparable foreign regulatory authorities may interpret data from pre-clinical and clinical testing in different ways than we interpret them; and

•	the FDA or other regulatory agencies may require additional or expanded trials.

We have only limited experience in regulatory affairs, and some of our product candidates may be based on new technologies.  These factors may affect our ability or the time we require to obtain necessary regulatory approvals.

We have only limited experience in filing and prosecuting the applications necessary to gain regulatory approvals.  Moreover, some of the products that are likely to result from our product development, licensing and acquisition programs may be based on new technologies that have not been extensively tested in humans.  The regulatory requirements governing these types of product candidates may be less well defined or more rigorous than for conventional products.  As a result, we may experience a longer regulatory process in connection with obtaining regulatory approvals of any products that we develop, license or acquire.

If we fail to obtain an adequate level of reimbursement for our approved products by third party payers, there may be no commercially viable markets for our approved products or the markets may be much smaller than expected.

The availability and levels of reimbursement by governmental and other third party payers affect the market for our approved products, if any.  The efficacy, safety, performance and cost-effectiveness of our product and product candidates and of any competing products will determine the availability and level of reimbursement.  Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government sponsored healthcare and private insurance.  To obtain reimbursement or pricing approval in some countries, we may be required to produce clinical data, which may involve one or more clinical trials, that compares the cost-effectiveness of our approved products to other available therapies.  We may not obtain international reimbursement or pricing approvals in a timely manner, if at all.  Our failure to receive international reimbursement or pricing approvals would negatively impact market acceptance of our approved products, if any, in the international markets in which those approvals are sought.

We believe that future reimbursement may be subject to increased restrictions both in the United States and in international markets.  Future legislation, regulation or reimbursement policies of third party payers may adversely affect the demand for our future approved products currently under development and limit our ability to sell our approved products on a profitable basis.  In addition, third party payers continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for healthcare products and services.  If reimbursement for our approved products is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels, market acceptance of our approved products would be impaired and our future revenues, if any, would be adversely affected.

If we fail to comply with the U.S. Federal Anti-Kickback Statute and similar state laws, we could be subject to criminal and civil penalties and exclusion from the Medicare and Medicaid programs, which could have a material adverse effect on our business and results of operations.

A provision of the Social Security Act, commonly referred to as the Federal Anti-Kickback Statute, prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring, ordering, leasing, purchasing or arranging for or recommending the ordering, purchasing or leasing of items or services payable by Medicare, Medicaid or any other federal health care program.  The Federal Anti-Kickback Statute is very broad in scope and many of its provisions have not been uniformly or definitively interpreted by existing case law or regulations.  In addition, most of the states in which our approved products may be sold have adopted laws similar to the Federal Anti-Kickback Statute, and some of these laws are even broader than the Federal Anti-Kickback Statute in that their prohibitions are not limited to items or services paid for by Federal health care program but, instead, apply regardless of the source of payment.  Violations of the Federal Anti-Kickback Statute may result in substantial civil or criminal penalties and exclusion from participation in federal health care programs.

All of our financial relationships with health care providers and others who provide products or services to federal health care program beneficiaries are potentially governed by the Federal Anti-Kickback Statute and similar state laws.  We believe our operations are in compliance with the Federal Anti-Kickback Statute and similar state laws.  However, we cannot be certain that we will not be subject to investigations or litigation alleging violations of these laws, which could be time-consuming and costly to us and could divert management’s attention from operating our business, which in turn could have a material adverse effect on our business.  In addition, if our arrangements were found to violate the Federal Anti-Kickback Statute or similar state laws, it could have a material adverse effect on our business and results of operations.

Patients may discontinue their participation in our clinical studies, which may negatively impact the results of these studies and extend the timeline for completion of our development programs.

Clinical trials for our product candidates require sufficient patient enrollment.  We may not be able to enroll a sufficient number of patients in a timely or cost-effective manner.  Patients enrolled in our clinical studies may discontinue their participation at any time during the study as a result of a number of factors, including withdrawing their consent or experiencing adverse clinical events, which may or may not be judged related to our product candidates under evaluation.  If a large number of patients in any one of our studies discontinue their participation in the study, the results from that study may not be positive or may not support a filing for regulatory approval of our product candidates.

In addition, the time required to complete clinical trials is dependent upon, among other factors, the rate of patient enrollment.  Patient enrollment is a function of many factors, including:

•	the size of the patient population;

•	the nature of the clinical protocol requirements;

•	the availability of other treatments or marketed therapies (whether approved or experimental);

•	our ability to recruit and manage clinical centers and associated trials;

•	the proximity of patients to clinical sites; and

•	the patient eligibility criteria for the study.

Our inability to enroll a sufficient number of patients in any of our current or future clinical studies would result in delays in the completion of the studies or may require us to abandon one or more clinical studies altogether, which could have a material adverse effect on our business.

Product quality or performance issues may be discovered through ongoing regulation by the FDA and by comparable international agencies, as well as through our standard internal quality control process.

The medical device industry is subject to substantial regulation by the FDA and by comparable international agencies.  In addition to requiring clearance or approval to market new or improved devices, we are subject to ongoing regulation as a device manufacturer.  Governmental regulations cover many aspects of our operations, including quality systems, marketing and device reporting.  As part of our standard, internal quality control process, we continually collect and analyze information about product quality and product performance through field observations, customer feedback and other quality metrics.  Any discovery by us, the FDA or any comparable international agency of adverse information regarding the quality or performance of our product candidates may have a material adverse affect on our business and financial condition.

The use of hazardous materials in our operations may subject us to environmental claims or liability.

We intend to conduct research and development and some future manufacturing operations in our Franklin, Tennessee facility.  Our research and development processes will involve the controlled use of hazardous materials, chemicals and radioactive compounds.  We will conduct experiments that are common in the biotechnology industry, in which we may use small quantities of chemical hazards, including those that are corrosive, toxic and flammable, and trace amounts of radioactive materials.  The risk of accidental injury or contamination from these materials cannot be eliminated.  We do not maintain a separate insurance policy for these types of risks.  In the event of an accident or environmental discharge or contamination, we may be held liable for any resulting damages, and any liability could exceed our resources.  We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products.  The cost of compliance with these laws and regulations could be significant.

Risks Relating to Our Financial Results and Need for Financing

We have a history of losses and we expect to continue to incur losses and may not achieve or maintain profitability.

We have invested and continue to invest a significant portion of our time and resources in developing and testing our product candidates.  As a result of our significant research and development, clinical development, regulatory compliance and general and administrative expenses, we expect to incur losses for at least the next few years as we continue to incur significant expenses for clinical trials.  As of March 31, 2009, we had an accumulated deficit of $80.4 million.  We have ongoing pivotal clinical studies for the use of Augment for the treatment of foot and ankle fusions in the United States, Canada and the EU.

In January 2008, we sold to Luitpold our remaining orofacial therapeutic business, whereas Luitpold was granted the rights to the downstream formulation, fill, finish, manufacturing and kitting of GEM 21S.  This transaction has enabled us to focus our expertise and our future development efforts on our orthopedic, spine and sports medicine product candidates.  This transaction leaves us without an FDA approved product currently in commercialization.

Even if we succeed in developing and commercializing one or more of our product candidates, we may not be able to generate sufficient revenue and we may never achieve or maintain profitability.

Our ability to use our net operating loss carryforwards could be limited.

Our ability to use our net operating loss carryforwards could be limited.  At March 31, 2009, we had federal net operating loss carryforwards totaling $50.4 million available to reduce our future federal income tax liabilities.  Our ability to use these net operating loss carryforwards to reduce our future federal income tax liabilities could be subject to annual limitations.  In connection with any future offering, we may realize a “more than fifty percent change in ownership” which could further limit our ability to use our net operating loss carryforwards accumulated to date to reduce future taxable income and tax liabilities.  Additionally, because U.S. tax laws limit the time during which net operating loss carryforwards may be applied against future taxable income and tax liabilities, we may not be able to take advantage of our net operating loss for federal income tax purposes.

Liquidation of our investments could be delayed.

As of March 31, 2009, we had investments in student loan backed auction rate securities (“ARS”) with a combined par value of $60.0 million.  According to the National Bureau of Economic Research, the U.S. economy has been in a recession since December 2007.  This economic downturn and the ensuing instability of markets have impacted us by making it difficult to resolve the liquidity issues on our auction rate securities (“ARS”) investments.  Auctions for these securities have failed since the ARS market collapsed in February 2008, and as of March 31, 2009, we had been unable to liquidate the $60.0 million par value in ARS investments that we held.

Fair value measures have been estimated using cash flow discounting with a Monte Carlo simulation and other information. The valuation model reflects various assumptions that market participants would use in pricing these ARS investments, including among others, the collateralization underlying the ARS investments, the creditworthiness of the counterparty, the expected future cash flows, and the risks associated with uncertainties in the current market. There is a risk that the assumptions used in the model and our consideration of other information could be wrong.

We had determined that our ARS investments had experienced an other-than-temporary impairment in fair value, and had estimated the fair value to be $46.6 million as of December 31, 2008.  In April 2009, however, we were able to sell two of our ARS investments and two of our ARS investments were redeemed by the issuer.  Based on a cash flow discounting model, the April 2009 redemption and sale of certain ARS investments, and other information, we have estimated the fair value to be $48.1 million as of March 31, 2009.

There can be no guarantee that the market will reform or that our remaining ARS investments will be liquidated, or even if liquidated, that they will be sold in the timeframe necessary to meet our operational and financial liquidity needs. In addition, even if liquidated, we may be forced to sell these ARS investments at a value that is significantly less than their par value or less than the fair value as reported herein.

If we default on our Deutsche Bank Time Promissory Note, it could have a material adverse effect on our company.

In October 2008, we executed a Time Promissory Note (“Note”) credit facility with Deutsche Bank AG (“Deutsche Bank”) enabling us to borrow up to $39.1 million, and we had previously drawn down $39.1 million under the credit facility. The Note was originally secured by certain ARS investments that we owned having a total par value of $55.9 million. In April 2009, certain of our ARS investments were redeemed or sold, totaling $11.9 million par value.  In accordance with the terms of the Note, we repaid $8.3 million against the Note payable in April 2009, or 70% of the par value of the redeemed and sold ARS investments.

Under the terms of the Note, we are required to make monthly interest payments during the two-year term of the Note. All outstanding principal amounts are due and payable in full on the maturity date in October 2010.  Because of the variable interest rates on the collateral ARS investments, the interest payments that we earn on the collateral ARS investments may be insufficient to cover the interest payments due on outstanding loans under the Note, which may result in significant costs to us.  If we fail to make the required interest payments or otherwise default on certain obligations under the Note, all outstanding principal borrowed under the Note may become immediately due and payable.  Upon such default, Deutsche Bank is permitted to sell the collateral ARS investments, and may do so at a price that is significantly less than their par value. As a result, the proceeds from the sale of the collateral ARS investments may be insufficient to cover our outstanding loan balance, and Deutsche Bank may pursue other assets that we own to recover any remaining balance under the Note, which may have a material adverse effect on our company.

Change in control restrictions under our Deutsche Bank Note could hinder efforts to acquire a controlling interest in us or affect the share price at which a potential acquirer would be willing to pay.

Under the terms of the Deutsche Bank Note, we are not permitted to take any action that could result in a change in control without first either paying off all outstanding principal and interest under the Note or obtaining Deutsche Bank’s consent to such action, which consent shall not be unreasonably withheld, conditioned or delayed.  The rights offering is not a change in control under the terms of the Deutsche Bank Note.  If Deutsche Bank refuses to consent to a merger or acquisition, then we or the potential acquirer would be required to pay off all outstanding principal and interest owed under the Note, which could hinder efforts to acquire a controlling interest in us, including transactions in which stockholders might otherwise receive a premium for their shares.  In addition, if a potential acquirer is required to pay off all outstanding loans owed under the Note in order to consummate a transaction, it could impact the share price or any premium that such an acquirer would be willing to pay.

We may need to raise additional capital in the future.  If we are unable to successfully raise additional capital in the future, our product development or product commercial launch could be limited and our long term viability may be threatened; however, if we do raise additional capital, your percentage ownership as a stockholder could decrease and constraints could be placed on the operation of our business.

We have experienced negative operating cash flows since our inception and have funded our operations primarily from proceeds received from sales of our stock and the licensing and sale of our orofacial therapeutic business.  We believe our existing cash and investments, including the net proceeds of our February 2007 secondary public offering, the January 2008 sale of our orofacial therapeutic business to Luitpold, funds borrowed in October 2008 from our Deutsche Bank credit facility, the April 2009 sale of common stock to InterWest Partners X, L.P., and our June 2009 rights offering, as well as milestone payments expected to be received in 2009, will be sufficient to meet our anticipated cash requirements at least through the third quarter of 2010.

On April 3, 2009, our board of directors approved a rights offering of up to $17.0 million to be made, on a pro rata basis, to our existing stockholders of record as of April 21, 2009 (the “Record Date”).  In the rights offering, we distributed non-transferable subscription rights to each of our stockholders, other than participants in our 401(k) plan.  Stockholders received one subscription right for each share of common stock held at 5:00 p.m., New York time, on the Record Date.  Each subscription right gave the holder a basic subscription privilege that was exercisable by the holder thereof to purchase 0.1017 shares of our common stock at a subscription price equal to $8.50 per share.  Stockholders were also given the right to purchase any remaining shares of common stock as a result of stockholders not exercising all of their basic subscription rights.  On June 25, 2009, we closed the rights offering and a private placement of shares of common stock to Novo A/S.  At the closing of the rights offering, we sold 1,656,594 shares of our common stock to our stockholders for aggregate proceeds equal to approximately $14.1 million and in the private transaction with Novo A/S we sold 343,406 shares of common stock for gross proceeds equal to $2.9 million.

We may seek to obtain additional funds at any time in the future through equity or debt financings, or strategic alliances with third parties, either alone or in combination with equity financings.  We may seek such additional funds regardless of the extent to which funds are raised through our pending rights offering.

The rights offering and other potential financings could result in substantial dilution to the holders of our common stock or require contractual or other restrictions on our operations or on alternatives that may be available to us in considering strategic transactions, dividends or liquidation preferences, debt service and/or revenue sharing arrangements.  If we raise additional funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of our common stock, and the terms of the debt securities issued could impose significant restrictions on our operations.  Any such required financing may not be available in amounts or on terms acceptable to us and the failure to procure such required financing could have a material adverse effect on our business, financial condition and results of operations.

A variety of factors could impact our need to raise additional capital, the timing of any required financings and the amount of such financings.

Factors that may cause our future capital requirements to be greater than anticipated or could accelerate our need for funds include, without limitation:

•	unforeseen developments during our pre-clinical activities and clinical trials;

•	delays in the timing of receipt of required regulatory approvals;

•	unanticipated expenditures in research and development or manufacturing activities;

•	delayed market acceptance of our approved product;

•	unanticipated expenditures in the acquisition and defense of intellectual property rights;

•	the failure to develop strategic alliances for the marketing of some of our product candidates;

•	additional inventory builds to adequately support the launch of new products;

•	unforeseen changes in healthcare reimbursement for procedures using our approved product;

•	inability to train a sufficient number of surgeons to create demand for our approved product;

•	lack of financial resources to adequately support our operations;

•	difficulties in maintaining commercial scale manufacturing capacity and capability;

•	unforeseen problems with our third-party manufacturers and service providers or with our specialty suppliers of certain raw materials;

•	unanticipated difficulties in operating in international markets;

•	unanticipated financial resources needed to respond to technological changes and increased competition;

•	unforeseen problems in attracting and retaining qualified personnel to market our approved product;

•	enactment of new legislation or administrative regulations;

•	the application to our business of new court decisions and regulatory interpretations;

•	claims that might be brought in excess of our insurance coverage;

•	the failure to comply with regulatory guidelines;

•	unforeseen cost overruns associated with completion of a new manufacturing facility that we intend to lease; and

•	the uncertainty in industry demand and patient wellness behavior as businesses and individuals suffer from the current economic downturn.

In addition, although we have no present commitments or understandings to do so, we may seek to expand our operations and product line through acquisitions or joint ventures.  Any acquisition or joint venture would likely increase our capital requirements.

If adequate financing is not available, we may be required to delay, scale back or eliminate our operations. Consequently, our long-term viability would be threatened.

If we fail to maintain effective internal controls over financial reporting, our business, operating results and stock price could be materially adversely affected.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to include a report by our management on our internal controls over financial reporting.  This report, which is included in our annual report for our fiscal year ended December 31, 2008, contains an assessment by management of the effectiveness of our internal controls over financial reporting as of the end of our fiscal year and a statement as to whether or not our internal controls are effective.  Our annual report for fiscal year ended 2008 contains a statement that our independent auditors have issued an attestation report on the effectiveness of internal controls over financial reporting.

In 2007, we began the process of documenting and evaluating our internal controls over financial reporting.  Our efforts to comply with Section 404 have resulted in, and are likely to continue to result in, significant costs, the commitment of time and operational resources and the diversion of management’s attention.  If our management identifies one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls over financial reporting are effective.  If we are unable to assert that our internal controls over financial reporting are effective, or if our independent auditors are unable to express an unqualified opinion on the effectiveness of our internal controls over financial reporting, then the market perception of our financial condition and the trading price of our stock may be adversely affected and customer perception of our business may suffer.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale or other disposition of the resale shares by the selling stockholders.  All proceeds from the sale or other disposition of the resale shares will be solely for the accounts of the selling stockholders.

SELLING STOCKHOLDERS

On April 3, 2009, we entered into a definitive purchase agreement with InterWest Partners X, L.P., an affiliate of other stockholders of our company.  Pursuant to the purchase agreement, we sold 941,177 shares of our common stock to InterWest Partners X, L.P. in a private placement transaction.  Prior to such transaction, certain affiliates of InterWest Partners X, L.P. beneficially owned 889,076 shares of our outstanding common stock, in the aggregate.  On June 25, 2009, after the closing of our rights offering, we issued 343,406 shares of common stock to Novo A/S in a private transaction.  Novo A/S owned 17.2% of our outstanding common stock prior to such private transaction, and, since the private transaction was completed immediately after we completed our fully-subscribed rights offering, Novo A/S maintained the same ownership percentage after the completion of the private placement.

The shares covered by the prospectus include all of the shares of our common stock beneficially owned by InterWest Partners X, L.P., InterWest VII, L.P. and their affiliates, and all of the shares of our common stock purchased by Novo A/S in the private transaction.  We are registering the shares to permit such stockholders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate.  The following table sets forth:

•	the name of the stockholders;

•	the number and percent of shares of our common stock that the stockholders beneficially owned prior to the offering for resale of the shares under this prospectus;

•	the number of shares of our common stock that may be offered for resale for the account of the stockholders under this prospectus; and

•
the number and percent of shares of our common stock to be beneficially owned by the stockholders after the offering of the resale shares (assuming all of the offered resale shares are sold by the stockholders).

The number of shares in the column “Number of Shares Being Offered” represents all of the shares that each stockholder may offer under this prospectus.  We do not know how long the stockholders will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or understandings with any of the stockholders regarding the sale of any of the resale shares.  The shares offered by this prospectus may be offered from time to time by the stockholders listed below. Novo A/S has informed us that it intends to adopt a 10b5-1 plan with respect to the purchase and sale of shares of our common stock but that it does not presently intend to acquire shares that would result in total ownership of greater than 20%.  Novo A/S may sell securities registered under this registration statement through such plan.

This table is prepared solely based on information supplied to us by the listed stockholders and Form 4s and other public documents filed with the SEC, and assumes the sale of all of the resale shares.  The applicable percentages of beneficial ownership are based on an aggregate of 21,697,348 shares of our common stock issued and outstanding on June 25, 2009, and adjusted as may be required by rules promulgated by the SEC.

	Shares Beneficially Owned Prior to Offering		Number of Shares Being	Shares Beneficially Owned After Offering
Stockholders	Number	Percent	Offered	Number	Percent
Novo A/S (1)	3,720,065	17.2	343,406	3,376,659	15.6
InterWest Management Partners X, LLC (2)	941,177	4.8	941,177	0	-
InterWest Management Partners VIII, LLC (3)	889,076	4.5	889,076	0	-

(1)           Based upon a Schedule 13D/A filed by Novo A/S with the Securities and Exchange Commission on June 16, 2009, and information received from Novo A/S.  Novo A/S is a Danish private limited liability company wholly owned by the Novo Nordisk Foundation.  Novo Nordisk Foundation is the beneficial owner of shares held by Novo A/S.  The Board of Directors of Novo A/S has sole voting and investment control over the shares owned by Novo A/S.  The Board of Directors of Novo A/S is comprised of Ulf J. Johansson, Jorgen Boe, Goran Ando and Jeppe Christiansen, none of whom has individual voting or investment power with respect to such shares and each disclaims beneficial ownership of the shares held by Novo A/S.  Thorkil K. Christensen, the Chief Financial Officer of Novo A/S, is one of our directors.

(2)           Based upon a Form 4 filed with the Securities and Exchange Commission on April 8, 2009, and information received from InterWest Management Partners X, LLC.  Includes shares of common stock held of record by InterWest Partners X, L.P.  InterWest Management Partners X, LLC is the General Partner of InterWest Partners X, L.P.  Chris Ehrlich is a Managing Director of InterWest Management Partners X, LLC.  Mr. Ehrlich disclaims any beneficial ownership of any of these securities, except for his pecuniary interest therein.

(3)           Based upon a Form 4 filed with the Securities and Exchange Commission on April 8, 2009, and information received from InterWest Management Partners VIII, LLC.  Includes 857,692 shares of common stock held of record by InterWest Partners VIII, L.P., 6,846 shares of common stock held of record by InterWest Investors VIII, LP, and 24,538 shares of common stock held of record by InterWest Investors Q VIII, LP.  InterWest Management Partners VIII, LLC is the General Partner of each of InterWest Partners VIII, L.P., InterWest Investors VIII, LP and InterWest Investors Q VIII, LP.  Chris Ehrlich is a Venture Member of InterWest Management Partners VIII, LLC.  Mr. Ehrlich disclaims any beneficial ownership of any of these securities, except for his pecuniary interest therein.

PLAN OF DISTRIBUTION

The selling stockholders may resell or redistribute the securities listed elsewhere in this prospectus from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions, or in any other legal manner, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.  Persons who are pledgees, donees, transferees, or other successors in interest of any of the named selling stockholders (including but not limited to persons who receive securities from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus) may also use this prospectus and are included when we refer to “selling stockholders” in this prospectus.  The selling stockholders may sell the shares being offered from time to time in one or more transactions:

•	on the Nasdaq Global Market or otherwise;

•	in the over-the-counter market;

•	in negotiated transactions;

•	through broker-dealers, who may act as agents or principals;

•	through one or more underwriters on a firm commitment or best efforts basis;

•	through the writing of options on shares, whether the options are listed on an options exchange or otherwise;

•	a combination of such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also transfer the securities by gift.  We do not know of any current arrangements by the selling stockholders for the sale or distribution of any of the securities.

The selling stockholders also may sell the shares pursuant to Rule 144 adopted under the Securities Act, as permitted by that rule.  The selling stockholders may effect transactions by selling shares directly to purchasers or to or through broker-dealers.  The broker-dealers may act as agents or principals.  The broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares.  The compensation of any particular broker-dealer may be in excess of customary commissions. Because the selling stockholders and broker-dealers that participate with the selling stockholders in the distribution of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. Any commissions received by them and any profit on the resale of shares may be deemed to be underwriting compensation.  The maximum commission or discount to be received by any member of the financial Industry Regulatory Authority (FINRA) or independent broker-dealer will not be greater than 8% of the initial gross proceeds from the sale of any security being sold.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.  There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the securities owned by them.  The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders.  The number of a selling stockholder’s securities offered under this prospectus will decrease as and when it takes such actions.  The plan of distribution for that selling stockholder’s securities will otherwise remain unchanged.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares.  The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders and their respective officers, directors, employees, agents and representatives, and each other person who may be subject to liability because of his, her or its connection with the selling stockholder, against specified liabilities, including liabilities under the federal securities laws.  The selling stockholders have agreed to indemnify us, our officers, directors, employees, agents and representatives and each other person subject to liability because of his, her or its connection with us, against specified liabilities arising from information provided by the selling stockholder for use in this prospectus, including liabilities under the federal securities laws.

The securities offered hereby were originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act.  We agreed to register the securities under the Securities Act, and to keep the registration statement of which this prospectus is a part effective, as to any selling stockholder, until such time as all of the shares of common stock held by such selling stockholder registered under the registration statement of which this prospectus is a part can be sold in any one day, without registration, in compliance with Rule 144 of the Securities Act.  Other than underwriting discounts and commissions, if any, we have agreed to bear all reasonable expenses incurred in connection with the registration and sale of the common stock offered by the selling stockholders.

Upon notification to us by a selling stockholder that any material arrangement has been entered into with broker-dealers for the sale or purchase of shares, we will file a supplement to this prospectus, if required, disclosing:

•	the name of the participating broker-dealers, underwriters or agents;

•	the number of shares involved;

•	the price at which such shares were sold;

•	the public offering price;

•	the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	the fees or other items constituting compensation to underwriter, agents or broker-dealers with respect to a particular transaction, where applicable; and

•	other facts material to the transaction.

In addition, upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of our capital stock.  You are strongly encouraged, however, to read our amended and restated certificate of incorporation, amended and restated bylaws and other agreements, copies of which are available from us upon request or may be found in the “Investors” section of our website at www.biomimetics.com under the heading “Corporate Governance.”

General

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the bylaws currently in effect.  Copies of these documents have been filed with the SEC.

Our authorized capital stock consists of 37,500,000 shares of common stock, par value $0.001 per share, and 15,000,000 shares of preferred stock, par value $0.001 per share, all of which preferred stock are undesignated.

As of June 25, 2009, we had issued and outstanding 21,697,348 shares of common stock, held by 26 stockholders of record.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights.  Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.  Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.  Holders of common stock have no preemptive, subscription, redemption or conversion rights.  Our outstanding shares of common stock are validly issued, fully paid and nonassessable.  The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our board of directors or a committee thereof is authorized to issue shares of preferred stock in one or more series without stockholder approval.  Our board of directors has the discretion to determine the designations, rights, preferences, qualifications and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances.  The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock.  There are no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

Options

As of June 25, 2009, options to purchase 2,684,395 shares of our common stock at a weighted average exercise price of $9.11 per share were outstanding.

Registration Rights

As of June 25, 2009, stockholders holding approximately 3,705,385 shares of our common stock, which includes shares issued upon conversion of our redeemable, convertible preferred stock, have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities.

Demand Registration Rights

At any time, our stockholders who previously held redeemable, convertible preferred stock have the right, on up to two occasions, to demand that we register shares of common stock under the Securities Act, subject to certain limitations, including that (1) the aggregate amount of common stock to be sold under the registration statement equal at least 20% of the then outstanding shares subject to these registration rights or (2) the aggregate offering price to the public, less any selling expenses, equal to at least $3,000,000.

Form S-3 Registration Rights

At any time after we become eligible to file a registration statement on Form S-3, our stockholders who previously held redeemable, convertible preferred stock may require us to file a registration statement on Form S-3, provided that the aggregate offering price to the public, less any selling expenses, equal at least $1,000,000.  However, we shall not be required to effect more than two registrations on Form S-3 in any 12-month period.  All demand registration rights, whether affected on a Form S-3 or any other form, are further subject to the right of the underwriters of an offering to limit the number of shares included in the registration.

‘‘Piggyback’’ Registration Rights

Certain of our stockholders who previously held redeemable, convertible preferred stock are entitled to piggyback registration rights with respect to the registration under the Securities Act of shares of common stock.  In the event we propose to register any shares of common stock under the Securities Act either for our account, or for the account of other security holders, the holders of shares having piggyback registration rights are entitled to receive notice of the registration and to include shares in any such registration, subject to limitations.  Piggyback registration rights of our stockholders who previously held redeemable, convertible preferred stock also are subject to the right of the underwriters of an offering to limit the number of shares included in the registration.  Such stockholders waived their piggyback rights in connection with this registration statement.

Expenses of Registration

All expenses in effecting these registrations, with the exception of underwriting discounts and selling commissions, will be borne by us.  However, we will not pay for the expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares having registration rights, subject to specified exceptions.

Expiration of Registration Rights

The registration rights of our stockholders who previously held redeemable, convertible preferred stock described above will expire, with respect to each holder, on the earlier of (1) the date five years after the closing date of our IPO and (2) following the completion of our IPO, upon the security holder holding less than 1% of the outstanding common stock if the holder is eligible to sell all of its shares subject to these registration rights under Rule 144 of the Securities Act within any 90-day period without volume limitations, or under Rule 144 altogether.

Antitakeover Provisions

We are subject to Section 203 of the DGCL.  Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner.  A “business combination” includes, among other things, a merger or consolidation involving us, and the interested stockholder and the sale of more than 10% of our assets.  In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.  For example, the rights offering we completed in June 2009 was a business combination for purposes of the DGCL.  Accordingly, we solicited and attained the affirmative vote of our stockholders, other than Novo A/S and its affiliates and associates, in connection with the issuance of common stock to Novo A/S under the standby purchase agreement.

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company and its telephone number is (800) 937-5449.

NASDAQ Global Market

Our common stock is listed on the NASDAQ Global Market under the symbol “BMTI.”

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act.  You should rely only on the information contained in this prospectus or incorporated by reference in this prospectus.  We have not authorized anyone else to provide you with different information.  You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

We file annual, quarterly and current reports, proxy statements and other information with the SEC.  Our SEC filings, including the registration statement and exhibits, are available to the public at the SEC’s website at http://www.sec.gov.  You may also read, without charge, and copy the documents we file, at the SEC’s public reference rooms at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You can request copies of these documents by writing to the SEC and paying a fee for the copying cost.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

We maintain an Internet site at www.biomimetics.com.  We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

This prospectus does not contain all of the information included in the registration statement.  We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC.  For further information, we refer you to the registration statement, including its exhibits and schedules, which may be found at the SEC’s website at http://www.sec.gov.  Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete.  Please refer to the actual exhibit for a more complete description of the matters involved.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means we can disclose important information to you by referring you to those documents.  The information we incorporate by reference is an important part of this prospectus, and certain information that we will later file with the SEC will automatically update and supersede this information.  We incorporate by reference the documents listed below as well as any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of the initial registration statement and prior to the effectiveness of this registration statement, and any filings made after the date of this prospectus until we sell all of the securities under this prospectus, except that we do not incorporate any document or portion of a document that is “furnished” to the SEC, but not deemed “filed.”  The following documents filed with the SEC are incorporated by reference in this prospectus:

•	our Annual Report on Form 10−K for the year ended December 31, 2008;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009;

•
our Current Reports on Form 8-K filed with the SEC on January 8, 2009; February 13, 2009; March 17, 2009; March 23, 2009; April 7, 2009; May 11, 2009; June 4, 2009, June 11, 2009; June 19, 2009; June 26, 2009; and July 8, 2009;

•	our definitive Proxy Statement for our Annual Meeting of Stockholders held on June 18, 2009; and

•	the description of our common stock included in our Form 8-A filed with the SEC on April 26, 2006.

Copies of these filings are available at no cost on our website, www.biomimetics.com.  In addition, you may request a copy of these filings and any amendments thereto at no cost, by writing or telephoning us.  Those copies will not include exhibits to those documents unless the exhibits are specifically incorporated by reference in the documents or unless you specifically request them.  You may also request copies of any exhibits to the registration statement.  Please direct your request to:

Larry Bullock, CFO
BioMimetic Therapeutics, Inc.
389 Nichol Mill Lane, Franklin, Tennessee 37067
(615) 844-1280

You should rely only on the information in our prospectus, any prospectus supplement, any applicable free writing prospectus and the documents that are incorporated by reference.  We have not authorized anyone else to provide you with different information.  We are not offering these securities in any state where the offering is prohibited by law. You should not assume that the information in this prospectus, any prospectus supplement, any applicable free writing prospectus or any incorporated document is accurate as of any date other than the date of the document.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Morrison & Foerster LLP, New York, New York.

EXPERTS

The consolidated financial statements of BioMimetic Therapeutics, Inc. appearing in BioMimetic Therapeutics, Inc’s Annual Report (Form 10-K) for the year ended December 31, 2008, and the effectiveness of BioMimetic Therapeutics, Inc.’s internal control over financial reporting as of December 31, 2008 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference.  Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.